SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 14D-9/A
(RULE 14d-101)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 8)
CKx, Inc.
(Name of Subject Company)
CKx, Inc.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
12562M106
(CUSIP Number of Class of Securities)
Howard J. Tytel
CKx, Inc.
650 Madison Avenue
New York, New York 10022
(212) 838-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)
With copies to:
David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 8. ADDITIONAL INFORMATION
ITEM 9. EXHIBITS
SIGNATURE
EX-99.A.5.M

     This Amendment No. 8 (this “Amendment No. 8”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2011 by CKx, Inc., a Delaware corporation (“CKx”), as amended by Amendment No. 1 filed with the SEC on May 23, 2011, Amendment No. 2 filed with the SEC on June 1, 2011, Amendment No. 3 filed with the SEC on June 2, 2011, Amendment No. 4 filed with the SEC on June 7, 2011, Amendment No. 5 filed with the SEC on June 8, 2011, Amendment No. 6 filed with the SEC on June 13, 2011 and Amendment No. 7 filed with the SEC on June 16, 2011 (as previously amended, the “Schedule 14D-9”), relating to the tender offer (the “Offer”) by Colonel Offeror Sub, LLC, a Delaware corporation (“Offeror”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share, of the Company (the “Common Shares” and each a “Common Share”) for $5.50 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2011, as amended or supplemented from time to time, and in the related letter of transmittal, originally included as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO initially filed by Colonel Holdings, Inc. (“Parent”), Colonel UK Holdings Limited, Offeror, Colonel Merger Sub, Inc. (“Merger Sub”) and Apollo Management VII, L.P. and the Company, Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley with the SEC on May 17, 2011. Except as specifically set forth herein, the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined in this Amendment No. 8 have the meanings ascribed to them in the Schedule 14D-9.
ITEM 8. ADDITIONAL INFORMATION.
     Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following text at the end thereof:
The subsequent offering period of the Offer expired at 5:00 p.m., New York City time, on Monday, June 20, 2011. According to the Depositary, as of the expiration of the subsequent offering period, a total of approximately 54,744,278 Common Shares were validly tendered and not properly withdrawn in the Offer (including Common Shares tendered through a Notice of Guaranteed Delivery), which, together with the Sillerman Shares held in a voting trust in accordance with, or otherwise subject to voting arrangements consistent with, the Sillerman Support Agreement, represent approximately 79.7% of all issued and outstanding Common Shares. Offeror has accepted for payment all Common Shares that were validly tendered and not properly withdrawn in the Offer, and payment for such Common Shares will be made promptly, in accordance with the terms of the Offer.
Pursuant to the terms of the Merger Agreement, Merger Sub is exercising its option (the “Top-Up Option”) to purchase, at the Offer Price, a number of newly issued Common Shares (the “Top-Up Shares”) equal to the lowest number of Common Shares that, when added to the number of Common Shares owned by Parent and Offeror, together with the Sillerman Shares held in a voting trust in accordance with, or otherwise subject to voting arrangements consistent with, the Sillerman Support Agreement, immediately prior to the exercise of the Top-Up Option, including all Common Shares validly tendered and not properly withdrawn in the Offer, constitutes one Common Share more than 90% of the total number of Common Shares that would be outstanding on a fully diluted basis immediately after the issuance of Common Shares pursuant to the Top-Up Option. The closing of the purchase by Merger Sub of the Top-Up Shares (the “Top-Up Option Closing”) is scheduled to occur on June 21, 2011.
Following the Top-Up Option Closing, Parent intends to effect the Merger on June 21, 2011 in accordance with the short-form merger provisions of the DGCL, without prior notice to, or any action by, any CKx stockholder other than Merger Sub.
On June 21, 2011, Offeror and CKx issued a joint press release announcing the completion of the subsequent offering period and Offeror’s exercise of the Top-Up Option. The full text of the joint press release issued by Offeror and CKx is filed as Exhibit (a)(5)(M) hereto and is incorporated herein by reference.
On June 16, 2011, Parent changed its name to “CKX Entertainment, Inc.,” UK Holdco changed its name to “CKX Entertainment UK Limited,” and Offeror changed its name to “CKX Entertainment Offeror, LLC.”
ITEM 9. EXHIBITS.
     Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following:

Exhibit
No.	Description
(a)(5)(M)	Joint Press Release issued by Colonel Offeror Sub, LLC and CKx, Inc. on June 21, 2011.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 21, 2011

CKX, INC.
By:	/s/ Kelly S. Pontano
	Name:	Kelly S. Pontano
	Title:	Senior Counsel & Vice President